UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2020

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road

Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On November 19, 2020, Therapix Biosciences Ltd. (“Therapix,” or the “Company”) entered into definitive agreements (the “Purchase Agreements”) with investors providing for the issuance of an aggregate of 835,447 units of securities (the “Units”), with each Unit consisting of (i) one American Depositary Share (each, an “ADS”), and (ii) two warrants (the “Warrants”), with each Warrant entitling the holder thereof to purchase one ADS, at the public offering price of $5.02 per Unit in a public offering (the “Offering”).

Therapix also entered into a letter agreement (the “Placement Agency Agreement”), with Aegis Capital Corp., as sole placement agent (the “Placement Agent”), dated November 19, 2020, pursuant to which the Placement Agent agreed to serve as the placement agent for Therapix in connection with the Offering. Therapix agreed to pay the Placement Agent a cash placement fee equal to 8.0% of the gross proceeds received for the Units sold in the Offering.

The Offering was made pursuant to effective Registration Statements on Form F-1 (Nos. 333-248670 and 333-250193) (collectively, the “Registration Statement”).  The Offering was made only by means of a prospectus forming a part of the Registration Statement.

Therapix’s press release containing additional details of the Offering is furnished as Exhibit 99.1 hereto. Copies of the form of Securities Purchase Agreement and the Placement Agency Agreement are filed as Exhibits 4.3 and 1.1, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. The Warrant Agent Agreement and Form of Warrant relating to the Offering are also filed as Exhibits hereto.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
1.1	Placement Agency Agreement, dated November 19, 2020, by and between the Company and Aegis Capital Corp.

4.1	Warrant Agent Agreement, dated November 23, 2020, by and between Therapix Biosciences Ltd. and Computershare Inc., as warrant agent.

4.2	Form of Warrant.

4.3	Form of Securities Purchase Agreement (filed as Exhibit 4.6 to our Registration Statement on Form F-1 (No. 333-248670), as filed with the Securities and Exchange Commission on November 4, 2020 and incorporated by reference herein).

99.1	Press Release issued by Therapix Biosciences Ltd. on November 19, 2020, titled “Therapix Biosciences Announces Pricing of $4.2 Million Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: November 24, 2020	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Financial Officer

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